Exhibit (a)(11)

COMMONWEALTH OF MASSACHUSETTS

MIDDLESEX, SS	SUPERIOR COURT DEPARTMENT

DAVID SHADE, on behalf of himself and all others similarly situated,

                                                                Plaintiff,

against

Genzyme Corporation, Henri Termeer, Douglas Berthiaume, Robert Bertolini, Gail Boudreaux, Steven Burakoff, Robert Carpenter, Charles L. Cooney, Victor Dzau, Eric Ende, Dennis Fenton, Connie Mack III, Richard F. Syron, and Ralph Whitworth,

                                                                Defendants.

DOCKET NO. CLASS ACTION COMPLAINT Jury Trial Demanded FILED IN THE OFFICE OF THE CLERK OF COURTS FOR THE COUNTY OF MIDDLESEX AUG 31 2010 [ILLEGIBLE]

Plaintiff, David Shade (“Plaintiff”), by his undersigned attorneys, as and for his class action complaint, alleges as follows, based upon information and belief and the investigation of his counsel, except for any allegations as to himself, which are based upon his personal knowledge:

Nature of Action

1.                                       This is a shareholder class action brought by Plaintiff on behalf of himself and all shareholders of Genzyme Corporation (“Genzyme” or the “Company”), with certain exceptions as discussed below, seeking injunctive and other equitable relief to require Defendants to negotiate in good faith with Sanofi-Aventis, S.A. (“Sanofi”) and any other potential bidders, and to take any steps that would result in Genzyme shareholders obtaining maximum value for their shares.

2.                                       On about August 2, 2010, according to press reports, Sanofi made an offer to purchase all the outstanding shares of Genzyme for approximately $69 per share, for a total purchase price of $19 billion.

3.                                       Since that time, according to press reports, Genzyme has refused to provide Sanofi with due diligence materials, and has effectively refused to engage in any negotiations.

4.                                       Genzyme’s refusal to negotiate in good faith with Sanofi, and its failure to take any other steps to put the Company up for sale at this time, is consistent with the actions of the majority of Genzyme’s board, which has repeatedly taken steps to entrench itself at the expense of Genzyme’s shareholders, as further discussed below.

5.                                       Plaintiff brings this action in order to ensure that Genzyme’s board of directors negotiates in good faith with Sanofi and any other potential bidders, takes steps which will result in the maximization of shareholder value, and prevent the Defendants from putting their personal interests first, and entrenching themselves.

Jurisdiction and Venue

6.                                       This Court has subject matter jurisdiction over this state law matter, and personal jurisdiction over each Defendant as each Defendant does business in this state and this judicial district, and this is the place where the acts giving rise to the cause of the action occurred.

7.                                       Venue is proper in this judicial district as one or more of the Defendants either resides or maintains executive offices in this county, and a substantial portion of the wrongs complained of herein occurred, and are occurring in this county.

The Parties

8.                                       Plaintiff is and at all relevant times was a holder of Genzyme shares.

9.                                       Defendant Genzyme is a corporation organized and existing under the laws of the Commonwealth of Massachusetts, and maintains its principal place of business at 500 Kendall Street, Cambridge, Massachusetts 02142.

10.                                 Defendant Henri Termeer (“Termeer”) is and has been the president, chief executive officer and chairman the board of Genzyme since the 1980’s. Termeer is also a member of the Company’s Risk Oversight Committee and Strategic Planning and Capital Allocation Committee. In recent time, Termeer has been engaged in fighting a proxy solicitation launched by Carl Icahn (“Icahn”) and several of his investment entities, and came to a compromise with Icahn, among others, in order to retain his position, and that of a number of the other long time Genzyme board members.

11.                                 Defendant Douglas Berthiaume (“Berthiaume”) is and has been a director of the Company since 1998. Berthiaume is a member of both the Compensation Committee and the Nominating/Governance Committee.

12.                                 Defendant Robert Bertolini (“Bertolini”) is and has been a director of the Company since 2009. Bertolini is also Chair of the Audit Committee and a member of the Strategic Planning and Capital Allocation Committee.

13.                                 Defendant Gail Boudreaux (“Boudreaux”) is and has been a director of the Company since 2004. Boudreaux is Chair of the Risk Oversight Committee and a member of the Audit Committee.

14.                                 Defendant Steven Burakoff (“Burakoff”) is and has been a director of the Company since 2010. Burakoff is a member of both the Compensation Committee and Risk Oversight Committee, and was given a board seat in a compromise with Icahn, who agreed to forego a proxy fight if Burakoff was provided a seat.

15.                                 Defendant Robert Carpenter (“Carpenter”) is and has been a director of the Company since 1994. Carpenter is a member of the Compensation Committee and the Strategic Planning Allocation Committee.

16.                                 Defendant Charles L. Cooney (“Cooney”) is and has been a director of the Company since 1983. Cooney is Chair of the Compensation Committee and a member of the Nominating/Governance Committee.

17.                                 Defendant Victor Dzau (“Dzau”) is and has been a director of the Company since 2000. Dzau is a member of the Compensation Committee and the Risk Oversight Committee.

18.                                 Defendant Eric Ende (“Ende”) is and has been a director of the Company since 2010. Ende is a member of the Audit Committee and the Risk Oversight Committee, and was given his seat on the board as part of the agreement with Icahn to settle his proxy fight, and support the remainder of the current board.

19.                                 Defendant Dennis Fenton (“Fenton”) is and has been a director of the Company since 2010. Fenton is a member of the Audit Committee and the Risk Oversight Committee. Fenton was given his seat on the board as part of an agreement with activist shareholder Ralph Whitworth (“Whitworth”) and Relational Investors, LLC (“Relational”), in which Relational agreed to support the current board.

20.                                 Defendant Connie Mack III (“Mack”) is and has been a director of the Company since 2001. Mack is the Chair of the Nominating/Governance Committee and a member of the Audit Committee.

21.                                 Defendant Richard F. Syron (“Syron”) is and has been a director of the Company since 2006. Syron is a member of the Audit Committee and the Nominating/Governance Committee.

22.                                 Defendant Ralph Whitworth (“Whitworth”) is and has been a director of the Company since 2010. Whitworth is Chair of the Strategic Planning and Capital Allocation Committee and a member of the Compensation Committee and the Nominating/Governance Committee. Whitworth was given his seat on the board as part of the mutual cooperation agreement with Relational.

23.                                 Defendants Termeer, Berthiaume, Bertolini, Boudreaux, Burakoff, Carpenter, Cooney, Dzau, Ende, Fenton, Mack, Syron, and Whitworth are hereinafter collectively referred to as the “Defendants”. Defendants Burakoff, Ende, Fenton and Whitworth are hereinafter referred to as the “Activist Directors”.

24.                                 Non-party Sanofi is one of the work’s largest pharmaceutical companies, ranking number one in Europe. In the U.S., Sanofi currently ranks among the top five pharmaceutical companies with leading positions in seven major therapeutic areas: cardiovascular, thrombosis, oncology, metabolic diseases, central nervous system, internal medicine, and vaccines. Sanofi trades on the New York Stock Exchange as well as the Euronext.

Class Allegations

25.                                 Plaintiff brings this action on behalf of himself and as a class action, pursuant to Rule 23 of the Massachusetts Rules of Civil Procedure, on behalf of all shareholders of Genzyme (except the Defendants and any person, entity, agent, subsidiary, affiliate, family member, or trust related to any one of the Defendants).

26.                                 This action is properly maintained as a class action for the following reasons:

a.                                       The Class is so numerous that joinder of all Class members is impracticable. As of January 29, 2010, there were over 266 million shares of Genzyme stock issued and outstanding.

b.                                      Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of other members of the Class and Plaintiff has the same interests as the other members of the Class. Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

27.                                 The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class that would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially members or impede their ability to protect their interests.

28.                                 To the extent that Defendants take further steps to entrench themselves, fail to negotiate in good faith with Sanofi or any other potential bidders, and institute measures directed at thwarting any unsolicited bid for the Company, Defendants have acted on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class, as a whole, is appropriate.

29.                                 There are questions of law and fact that are common to the Class and that predominate over any questions affecting any individual Class member. The common questions include:

a.                                       Whether Defendants breached their fiduciary duties of due care, good faith, candor and loyalty to Plaintiff and other members of the Class as a result of the conduct alleged herein;

b.                                      Whether the process in which the Defendants have engaged, in which they have refused to negotiate or provide due diligence to Sanofi, and have failed to take other steps to shop the Company despite the fact that Sanofi has indicated that it may well make a hostile bid, and the Company is in play, is a breach of their fiduciary duties;

c.                                       Whether the Director Defendants are placing their own interests, in attempting to entrench themselves in their positions, over the interests of Class members in seeing the value of their shares maximized;

d.                                      Whether Plaintiff and other Class members will be irreparably harmed if Defendants are not caused to enter into good faith negotiations with Sanofi, and to take other steps which would maximize shareholder value.

30.                                 Plaintiff does not anticipate any problems with the management of this action as a class action and a class action is the most efficient means to litigate this action.

Substantive Allegations

Termeer and the Current Board Mismanage Genzyme

31.                                 Genzyme was founded as a small start up company in 1981, and has grown into a leading international biotechnology company, with over 12, 000 employees and revenues of over $4.5 billion in 2009.

32.                                 Its products are sold to patients in over 100 countries, and its focus in on products that relate to niche and rare inherited disorders, kidney disease, orthopedics, cancer, transplants and immune diseases.

33.                                 Over the past several years, however, Genzyme’s growth and revenues have suffered due to the mismanagement of Termeer, and many long standing members of the current board.

34.                                 Commencing in at least as early as mid-2007, for instance, the board started receiving letters from the Food and Drug Administration (the “FDA”) regarding the contamination of certain of the Company’s drug manufacturing facilities.

35.                                 By 2008, the Company had received a letter from the FDA specifically discussing contamination of the Company’s manufacturing facility in Allston, Massachusetts.

36.                                 These letters went unheeded by the board.

37.                                 Thus, by late 2009, the FDA had commenced an investigation and inspection of Genzyme’s Allston plant, and in November 2009, issued a finding that the plant suffered from 49 instances of manufacturing deficiencies.

38.                                 The plant was subsequently shut down, which in turn, touched off shortages for Genzyme’s drugs for rare genetic disorders including Gaucher, Pompe and Fabry diseases, which impacted significantly on the Company’s sales and revenues.

39.                                 The shut down further opened the door for competing therapies to enter the market on an emergency basis.

40.                                 Although the Company attempted to clean up the manufacturing situation, in fact, it lead to more FDA citations, and on March 24, 2010, Termeer, among other Genzyme executives entered into a consent decree with FDA.

41.                                 By way of the Consent Decree, Genzyme was made to pay a $175 million fine composed of past profits, limit its distribution of certain products, move certain of its operations out of the Allston plant, and implement a comprehensive remediation plan to improve quality and compliance at the Allston plant, which will take anywhere from two to three years.

42.                                 The FDA further imposed certain milestones on Genzyme, which if not met, will result in the Company paying fines of up to $15,000 per day for a period of seven to eight years.

43.                                 As a consequence of this manufacturing blunder and the fall out therefrom, Genzyme was and remains the subject of numerous class and derivative action lawsuits.

Termeer and the Current Board Attempt to Entrench Themselves

44.                                 In response to this massive mismanagement disaster, Genzyme’s activist and largest shareholders, Icahn and Ralph Whitworth of Relational, started making public statements about Termeer’s inability to manage the Company, suggesting that he should be replaced in the June 2010 election.

45.                                 Consistent with these statements, both Relational and Icahn began to accumulate Genzyme stock, and making public statements suggesting that they were taking steps toward a proxy fight to remove Termeer and others on the board.

46.                                 Termeer, in an effort to entrench himself and other long standing board members, in turn, sought to prevent a proxy fight by reaching out to Relational and entering into a compromise which would keep Relational from gaining more power and using that power to remove him and other long standing board members.

47.                                 This compromise agreement, entered into in January 2010, provided Whitworth, and another Relational nominee, Fenton, with board positions, on an expanded 10 member board, in exchange for which Relational agreed, among other things, that it would vote for Genzyme’s slate of directors, it would enter into a standstill agreement preventing it from obtaining additional shares, it would not use its power to encourage the solicitation of proxies, and it would not work with any third party in trying to control or influence the board.

48.                                 As a consequence, Termeer and the remaining long-term board members were effectively able to lock up Relational and keep it from taking actions that would result in their removal.

Icahn Seeks to Remove Termeer and Long Standing Board Members

49.                                 Some time in late 2009, Icahn also commenced accumulating Genzyme shares, and in February 2010, sent a letter to the board stating his intention to nominate four directors.

50.                                 Immediately thereafter, Genzyme amended its agreement with Relational, reaffirming that it would continue to vote its shares for Genzyme’s slate, including Termeer.

51.                                 Through the spring of 2010, Termeer and Icahn engaged in a public battle through SEC filings, in which Icahn made clear his belief that Termeer and other long standing board members had severely damaged the Company, through their improper supervision of the Company’s manufacturing facilities, among other things, and that the Company was performing significantly worse than its peers.

52.                                 This public fight culminated in an SEC filings, including a filing by Icahn on about May 26, 2010 of a scathing Definitive Statement on Form 14A (the “Proxy Statement”).

53.                                 The Proxy Statement contained a presentation, entitled “Genzyme: Time to Change the Old Guard”, in which Icahn detailed how and why Termeer and the then current board had engaged in “extreme mismanagement”, and the damage they had caused to Genzyme.

54.                                 Icahn noted that:

a.                                         The Company had suffered severe manufacturing problems, of which the board had notice but apparently ignored;

b.                                        These severe manufacturing problems had disrupted the Company’s relationship with the FDA, which now needed to be normalized; and

c.                                         The key to the Company’s profitability was to get its plants back to running.

55.                                 The Proxy Statement further noted that Genzyme’s stock had consistently underperformed its peers for over five years that management had overpromised but underperformed, that its efforts at fixing the Company’s issues remain unresolved, and worst of all, that due to management’s failure to properly oversee the Company, it had suffered a “manufacturing disaster of epic proportion.”

56.                                 Icahn then set forth at least 11 ways in which the board, including Termeer, had failed in its oversight role including failing to prevent FDA actions, failing to anticipate potential problems, failing to plan for operational redundancy, failing to build sufficient inventory reserves, failing to adequately disclose the magnitude of problems, failing to supply accurate timeliness for resolution of the above issues, failing to effectively deploy capital, failing to compensate employees relative to performance, continuing to fail to resolve problems despite years of warning letters from the FDA, all of which resulted in the destruction of shareholder value.

57.                                 Icahn supported these contentions with a timeline setting forth the “History of FDA Warnings & Manufacturing Problems” demonstrating that Genzyme’s board and management knew since at least February 2009 about problems with the Allston plant and had received even earlier warnings about the board’s monitoring problems but had failed to adequately address these issues.

58.                                 The Proxy Statement concluded that management, including Termeer had “clearly NOT adequately addressed manufacturing issues” , as recently as April 2010, that Genzyme was stills unable to meet demand for its products, and that under Termeer’s rein, the Company lost significant long terms shareholder value, including a loss of the confidence of the FDA and the Company’s clients.

59.                                 Icahn then urged shareholders to “allow [the] Icahn slate to help fix this `broken’ company”, by increasing monitoring, selling off non-core portions of the Company, permanently resolving the manufacturing issues, and repairing the Company’s tarnished image. Icahn urged shareholder to change the “corporate culture from the top”, including removing Terrneer, Cooney, Mack and Sryron—long time and entrenched directors.

60.                                 As to the rest of the board, the Proxy Statement explained that the “Board Has Become Stagnant With Too Many Long-Standing Members”, and contained a graph demonstrating that many of the members had been on the board for over 20 years. The Proxy Statement concluded that Termeer was too close to the Company given his 25 years at the Company, and that the average board tenure of many of the other directors was more than 12 years.

61.                                 Icahn further questioned how Termeer was able to earn approximately $35 million since 2007 given his performance and the massive mismanagement which had occurred at the Company under his supervision.

62.                                 Finally, the Proxy Statement indicated that Icahn would ask the board to evaluate Termeer and current management taking into account the massive mismanagement that had occurred under their watch, and the extent of their compensation.

63.                                 Soon after this scathing Proxy Statement, and this public airing of Termeer’s faults, Termeer reached out to Icahn in an attempt to stave off a proxy fight, and his potential ouster from the Company.

64.                                 Concerned that Icahn would be successful in getting his slate elected at a June 16th shareholder meeting, in a partial concession to Icahn, and in an effort to keep his position and those of the other long term directors, Termeer agreed to allow Icahn to propose two nominees to the now expanded board of 13 directors, if Icahn agreed to vote his shares in support of Termeer and the current slate of directors.

65.                                 Some commentators speculated that one of the reasons for the compromise was Termeer’s concern that Icahn would sell the Company to the highest bidder—an opportunity which would benefit shareholders, but cut against Termeer’s personal interest and that of the other long standing directors in maintaining their positions. See Genzyme v. Icahn: Is Carl’s Bark Worse than His Bite?, www.biojobblog.com/2010/06/articles/biocareers.

Management Refuses to Negotiate In Good Faith With Sanofi

66.                                 Press reports indicate that on about August 2, 2010 , Sanofi offered to purchase Genzyme for $69 to $70 per share for a total price of $18.5 billion.

67.                                 Although it may take years for Genzyme to recover from its massive mismanagement, and the slew of lawsuits it faces as a result of Termeer’s and other’s mismanagement, press reports indicate that Genzyme has continued to refuse to provide Sanofi with due diligence and that talks have stalled.

68.                                 In fact, on August 30, 2010, Genzyme filed a Form 8-K with the SEC attaching a letter which Termeer purportedly sent to Sanofi.

69.                                 This letter confirmed for the first time that in fact, Sanofi had made a formal offer to Genzyme for the purchase of the Company at $69 per share, and that Genzyme had twice refused to negotiate with Sanofi.

70.                                 While the letter indicated that Genzyme’s advisors and Sanofi’s advisors had some discussions about Genzyme’s progress in addressing its mismanagement of its manufacturing facilities, the letter did not indicate that Genzyme had provided Sanofi with any material which would have enabled it to comfortably commence negotiations for a higher bid.

71.                                 In fact, the letter indicated that Sanofi indicated that it was willing to pay more but that it did not want to bid against itself—meaning that if Genzyme would engage in full and fair negotiations, Sanofi would be willing to raise its offer.

72.                                 Moreover, Sanofi’s chief executive officer, Christopher Viehbacher, has accused Defendants of “stonewalling” negotiations. “We are disappointed that you rejected our proposal on Aug. 11 without discussing its substance with us,” Sanofi’s chief executive wrote in a letter to Genzyme’s chief executive, Henri A. Termeer, “Our financial advisers finally met briefly on Aug. 24, but the meeting simply served as further confirmation that as throughout you remain unwilling to have constructive discussions.”

73.                                 This letter makes clear that it is Genzyme’s refusal to engage in any meaningful negotiations which is preventing Plaintiff and the Class members from obtaining maximum price for its shares.

74.                                 Press reports further indicate that Sanofi may take steps to launch a hostile bid for the Company.

75.                                 Further, on August 31, 2010, the Boston Globe reported that Defendant Termeer acknowledged that Genzyme could be up for sale, yet the Company still refuses to engage Sanofi or other potential bidders. See “Genzyme CEO says sale possible, at the right price,” http://www.boston.com/business/ticker/2010/08/genzyme_ceo_say.

76.                                 At this point, given the state of Genzyme’s manufacturing facilities, that it will be under FDA supervision for years, that it has allowed competitors to encroach on some of its niche markets, and the fact that Termeer himself has considered selling significant portions of the Company, there is no reason for Genzyme to refuse to negotiate in good faith with Sanofi, or to take other steps which would prevent selling the Company for maximum value.

77.                                 The only rationale for Genzyme’s reluctance to negotiate in good faith with Sanofi is that Termeer and other board members, consistent with their earlier conduct, continue to put their interests first in entrenching themselves rather than doing what is best for the shareholders and the Company.

78.                                 The Activist Directors do not have sufficient clout to ensure that Genzyme will be sold, or that Termeer is negotiating in good faith with Sanofi. They constitute only four of the 13 directors, to which Termeer expanded the board when he believed he was in jeopardy of losing his position. Moreover, to this point, they have apparently been unable to get Termeer and other members of management to enter into negotiations with Sanofi.

79.                                 Plaintiff thus brings this action to ensure that the board, and particularly Termeer, takes all steps necessary to maximize shareholder value, including negotiating in good faith with Sanofi, and shopping the Company or entering a “go shop” period if a deal is struck with Sanofi.

80.                                 Moreover, Plaintiff brings this action to ensure that any transaction be entirely fair to the public shareholders of Genzyme, including that any transaction provide the shareholders with a fair price, and be obtained through a fair process, untainted by Termeer’s interests and those of the other board members.

81.                                 In their roles as directors of a corporation, the Defendants have fiduciary obligations under Massachusetts G.C.L. Ch. 156 D, Section 8.30 (2010) to: discharge their duties in (1) good faith, (2) with the care that a person in a like position would reasonably believe appropriate under similar circumstances, and (3) in a manner the director reasonably believes to be in the best interests of the company.

82.                                 Included in those duties is the duty to take steps to maximize shareholder value when appropriate, and to engage in transactions that are entirely fair to the shareholders of the company.

83.                                 By failing to negotiate in good faith with Sanofi, and instead taking steps to entrench themselves, the Defendants have breached their fiduciary duties to Genzyme’s shareholders and Class members.

Count: Breach of Fiduciary Duty Against The Defendants

84.                                 Plaintiff repeats and realleges each and every allegation as set forth above.

85.                                 The Defendants have violated their fiduciary duties owed to Genzyme and its shareholders and have acted to put their personal interests ahead of the interests of Genzyme shareholders or acquiesced in those actions by the remaining Directors. These Defendants have failed to take adequate measures to ensure that the interests of Genzyme’s shareholders are properly protected and have embarked on a process to entrench themselves at the expense of Genzyme and its shareholders.

86.                                 By the acts, transactions and courses of conduct alleged herein, the Defendants, individually and acting as part of a common plan, will unfairly deprive Plaintiff and other members of the Class of the value of their shareholdings, causing them irreparable damage.

87.                                 The Defendants have and will continue to breach their duties of loyalty, candor, entire fairness, good faith and care by not taking steps to enter into a transaction with Sanofi at the best possible price, and by failing to take other steps to maximize shareholder value.

88.                                 By reason of the foregoing acts, or failure to act, and courses of conduct, the Defendants have failed to exercise due care and diligence in the exercise of their fiduciary duties owed to Plaintiff, the Class and Genzyme.

89.                                 Unless equitable relief is awarded, including causing the Defendants to negotiate in good faith with Sanofi or other potential bidders, preventing them from taking steps which would thwart a reasonable bid by Sanofi, and causing them to auction or take other steps which would result in maximum value to the shareholders and Genzyme, the Class and Genzyme will be irreparably harmed.

90.                                 Class members have no adequate remedy at law.

Prayer for Relief

WHEREFORE, Plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in his favor and in favor of the Class, against the Defendants as follows:

A.           Certifying this case as a class action, certifying Plaintiff as a class representative, and his counsel as Class counsel;

B.             Declaring that the Defendants’ conduct in failing to negotiate in good faith with Sanofi, and in failing to take other steps to maximize value are breaches of the Defendants’ fiduciary duties;

C.             Preliminarily and permanently enjoining the Defendants from placing their own interest ahead of those of the Class and Genzyme;

D.            Preliminarily and permanently enjoining the Defendants from instituting defensive measure which would inhibit their ability to maximize shareholder value, and enable them to entrench themselves;

E.              Awarding Plaintiff and the Class appropriate compensatory damages;

F.              Awarding Plaintiff costs and expenses of this action, including attorneys fees and experts’ fees, and if applicable, pre-judgment interest and post-judgment interest; and

G.             Awarding Plaintiff and the Class such other and further relief as the Court deems just and reasonable.

Dated: August 31, 2010

BERMAN DEVALERIO

By:	/s/ Abigail R. Romeo
Kathleen Donovan-Maher (BBO #558947)
Patrick T. Egan (BBO #637477)
Abigail R. Romeo (BBO #657680)
One Liberty Square
Boston, MA 02109
Tel. (617) 542-8300
Fax (617) 542-1194

Lynda J. Grant
The Grant Law Firm, PLLC
521 Fifth Avenue, 17th Floor
New York, NY 10175
T/212-292-4441
F/212-292-4442

Attorneys for Plaintiff and the Class